

Mail Stop 7010

May 29, 2007

via U.S. mail and facsimile

Mr. Robert L. Belk
Executive Vice President and Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

      RE: The Shaw Group Inc.
               Form 10-K for the Fiscal Year Ended August 31, 2006
               Filed October 31, 2006
               Form 10-Q for the Quarterly Period Ended November 30, 2006
               Filed January 16, 2007
               File No. 001-12227

Dear Mr. Belk:

      We have reviewed your response letter dated May 4, 2007 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Change in Accounting Method

1.   In our 2/16/07 letter, we expressed our concern regarding the accounting change disclosed on p.44 of the 10-K and the implicit impact on the comparability of your financial data. We understand that certain intercompany revenue transactions are reported as F&M segment revenue in periods subsequent to 3/1/06 whereas these same transactions are not reported as F&M segment revenue in the prior periods. Your 3/23/07 letter acknowledged the impact on the consistency of reported amounts, and advised that retrospective application of this change would have a 13% and a 6% impact on reported

revenues for the F&M segment in fiscal 2005 and fiscal 2006, respectively. In our 4/13/07 letter, we noted the quantitative materiality of this issue in requesting a restatement of the financial statements in the 10-K and subsequent 10-Q. After reading your 5/4/07 letter, there remains a concern that the reported F&M segment revenue amount for the year ended 8/31/06 is not comparable to the corresponding amount reported for the year ended 8/31/05. Presumably, this issue has a similar impact on the comparability of the reported 5/31/06, 8/31/06 and 11/30/06 quarterly F&M segment revenue amounts with the corresponding prior quarters. We understand from your response that during these periods, the CODM used more than one measure of segment revenue. However, the segment revenue amounts disclosed in the financial statements must be consistently measured for all periods presented. See the guidance in paragraphs 30 and 34 of SFAS 131. Consequently, we reiterate our request that the impacted data in the 10-K and subsequent 10-Q be revised to comply with SFAS 131 and SFAS 154. Corresponding revisions should be made in MD&A and in notes 22 and 26 to the annual financial statements.

2.   Please revise note 1 to the 8/31/06 financial statements to clearly disclose your accounting policy for segmenting revenues. See paragraph 21 of SOP 81-1.

Non-GAAP Financial Measures

3.   We have reviewed your response dated March 23, 2007, to our prior comment 4 in our letter dated February 16, 2007. Our concern is that you will continue to include this non-GAAP presentation in your future filings. It is also unclear how this disclosure is useful to investors. For example, it is unclear why it is useful to take out items such as foreign currency translation losses on Japanese bonds when this is reoccurring. Although we recognize the disclosure is included in MD&A, since the income statement is substantially reproduced, we see no clear distinction between this presentation and the general prohibition against showing non-GAAP measures on the face of the income statement. You are also not permitted to show a non-GAAP measure on the face of any pro forma presentation, which this appears to be, substantially. Finally, the presentation results in titles of non-GAAP financial measures that are the same as titles used for GAAP financial measures (e.g. net income). Refer to Questions 8 and 9 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available on our website at www.sec.gov. Your disclosure does not appear to comply with Item 10(e) of Regulation S-K. Please remove your disclosure in future filings.

Accounting for Equity Investment in Westinghouse

4.   FIN 35 elaborates on the requirement that, in order for an investor to use the equity method, the investor's investment in voting stock must give it the ability to exercise significant influence over the operating and financial policies of an investee. It appears that Section 3.02 of the Shareholders Agreement (filed with the 10/18/06 8-K) contains specific provisions giving the Registrant the ability to exercise significant

influence over the financial policies of Westinghouse. However, it does not appear that the Registrant's voting stock gives it the ability to exercise significant influence over the operating policies of Westinghouse. The concerns expressed in our 2/16/07 letter are as follows:

- The fact that Toshiba owns 77% of the voting stock of Westinghouse;
- The apparent ability of Toshiba to unilaterally appoint the entire Board of Directors of Westinghouse Electric Company and the fact that the Registrant is not represented on the Board;
- The apparent ability of Toshiba to unilaterally appoint all principal officers and senior vice presidents of Westinghouse Electric Company;
- The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to oppose Toshiba's nominations to the board and Toshiba's principal officer appointments;
- The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to vote for the removal of any directors or principal officers appointed by Toshiba, unless requested by Toshiba; and
- The apparent unilateral ability of Toshiba to appoint the President who will "manage the business and affairs of and exercise the corporate powers of the Company".

In our 4/13/07 letter, we also expressed a concern that neither the Shareholders Agreement nor any other applicable contract or law requires that Toshiba give Shaw the ability to vote on the following items:
- Compensation of Westinghouse management;
- Hiring and/or termination of Westinghouse management;
- Approving Westinghouse operating budgets; and
- Approving Westinghouse capital budgets.

Your 5/4/07 letter asserts an ability "to approve Westinghouse operating budgets and capital budgets" but we were unable to locate a contractual provision requiring that these budgets be formally approved by the holding companies and/or the Owner Board. Nor were we able to locate a contractual provision requiring that the Registrant be given the ability to vote on such approvals. The inability to vote on these key operational matters indicates that the Registrant's voting stock investment does not provide an enforceable right to participate in the policy-making processes of Westinghouse. Therefore, we are unable to share your conclusion that the investment may be accounted for under the equity method. Please revise your accounting policy for this investment. Also, regarding our 1/16/07 letter, please note that Article 3-05 of Regulation S-X does not apply to investments accounted for under the cost method.

Accounting for the Westinghouse Put Option

5.   We understand that Westinghouse is owned by 2 holding companies and that
Toshiba owns approximately 77% of both holding companies and that the registrant owns
approximately 20% of both holding companies. We understand that, as a condition to the
Registrant's agreement to acquire its interest in the holding companies, Toshiba was
required to give the Registrant a Put Option with respect to its 20% interest. The terms of
the Put Option are described on p. 11 of the 11/30/06 10-Q. We understand that the
Registrant has determined that the Put Option contains an embedded foreign currency
derivative instrument. We understand that pursuant to the Investment Agreement, the
Registrant paid approximately $1.2 billion to Toshiba in exchange for the 20% interest in
the holding companies and for the Put Option and Customer Relationship Agreement
(CRA). We understand that the Investment Agreement cites a single purchase price for
the transaction and that no separate consideration was paid for either the Put Option or
for the CRA. We understand that the Registrant has allocated the $1.2 billion purchase
price to the equity interest, the Put Option, the embedded derivative, and the CRA. We
understand that the amounts allocated to the Put Option and to the CRA are being
amortized over 6 years using the straight line method. In your 3/23/07 letter, you have
represented that the Put Option is outside the scope of SFAS 133, SFAS 142, and SFAS
115. If there is no authoritative accounting literature allowing for the Put Option to be
valued and recognized separately from the underlying shares, then we are unable to
conclude that asset recognition is permitted and/or discretionary. Based on your analysis,
the $1.2 billion purchase price may only be allocated to the CRA, any SFAS 133
embedded derivatives, and to the 20% equity interest. No amount may be allocated to the
Put Option.

Errors in Condensed Consolidating Financial Information

6.   Given the materiality of the errors in the parent and guarantor cash flow
statements, we reiterate our request that you amend your Form 10-K for the fiscal year
ended August 31, 2006 and your Form 10-Q for the quarterly period ended November 30,
2006 accordingly. There is a concern that investors could be misled by a financial
statement presentation, purporting to be GAAP, that erroneously reports that the issuer
has generated significant positive cash flows. The requirement for this disclosure is based
on the facts existing during the periods presented and therefore may not be omitted.

MD&A

7.   Please expand the discussion of segment operating results to explain the material
variances in each segment's reported "Income (loss) before income taxes, minority
interest, earnings (loss) from unconsolidated entities and loss from and impairment of
discontinued operations". See Section 501.06.a. of the Financial Reporting Codification.

8.   We remind you that when you file your restated Form 10-K for the fiscal year ended August 31, 2006 and your restated Form 10-Q for the quarter ended November 30, 2006, you should appropriately address the following:

- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
- Item 9A. disclosures that include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief